Exhibit 99.1

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer, management, as well as financial statements. No public offer of securities is to be made by the Company in the United States.

Xinyuan Real Estate Co., Ltd.

(Incorporated in the Cayman Islands with Limited Liability)

Consent Solicitation in respect of

(i) 13.25% Senior Notes Due 2018, and

(ii) 13% Senior Notes due 2019

Announcement

Hong Kong – February 3, 2015 -- Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN) today announced a solicitation of consents (the “Consent Solicitation”) to certain proposed amendments (the “Proposed Amendments”) to:

•	the Indenture, dated as of May 3, 2013 (as supplemented or amended to the date hereof, the “2018 Notes Indenture”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and as shared security agent, governing its 13.25% Senior Notes Due 2018 (Common Code 092214109, ISIN No. XS0922141097) (the “2018 Notes”); and

•	the Indenture, dated as of December 6, 2013 (as supplemented or amended to the date hereof, the “2019 Notes Indenture” and, together with the 2018 Notes Indenture, the “Indentures”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and as shared security agent, governing its 13% Senior Notes Due 2019 (Common Code 099896493, ISIN No. XS0998964935) (the “2019 Notes” and, together with the 2018 Notes, the “Notes” and each, a “Series”).

The principal purposes of the Consent Solicitation and the Proposed Amendments are to amend the Indentures to give the Company additional flexibility in pursuing new business opportunities and new sources of capital. The Proposed Amendments include: (i) amending the “Limitation on Indebtedness and Preferred Stock” covenant to allow the Company to incur additional Indebtedness (as defined in the Indentures) in furtherance of the Company’s business plans; (ii) amending the “Limitation on Restricted Payments” covenant to allow certain Restricted Payments (as defined in the Indentures) and Permitted Investments (as defined in the Indentures); (iii) amending the “Limitation on Sales and Issuances of Capital Stock in Restricted Subsidiaries” covenant to permit certain deemed Investments (as defined in the Indentures) without having to satisfy the Fixed Charge Coverage Ratio (as defined in the Indentures) requirement; (iv) amending the “Limitation on Issuances of Guarantees by Restricted Subsidiaries” covenant to the extent that the Company believes would be necessary as a result of the proposed amendments to other covenants; (v) amending the “Limitation on Asset Sales” covenant to remove the Fixed Charge Coverage Ratio requirement for Asset Dispositions (as defined in the Indentures) which change the Company believes is consistent with the terms of senior notes issued by other comparable issuers in the market; and (vi) clarifying and amending certain related definitions in connection with the above Proposed Amendments.

The record date for the Consent Solicitation is 5:00 p.m., Central European time on February 2, 2015. The Consent Solicitation will expire at 5:00 p.m., Central European Time, on February 12, 2015, unless extended or terminated by the Company. The Company is offering to the holders of record of each Series of Notes as of the record date (the “Holders”) a consent fee of US$6 for each $1,000 in principal amount of each Series of Notes in respect of which such holder has validly delivered (and has not validly revoked) a consent prior to the expiration of the Consent Solicitation. The Company’s obligation to accept consents and pay the consent fee is conditioned on, among other things, there being validly delivered unrevoked consents from the holders of not less than a majority in aggregate principal amount of the outstanding Notes of each Series and supplemental indentures with respect to each Series giving effect of the Proposed Amendments being duly executed and delivered to relevant trustee.

For a detailed statement of the terms and conditions of the Consent Solicitation and the Proposed Amendments, holders of the Notes should refer to the Consent Solicitation Statement dated February 3, 2015 (the “Consent Solicitation Statement”). The Consent Solicitation Statement will be distributed to the holders of the Notes by Syntax GIS Ltd, the Information and Tabulation Agent for the Consent Solicitation. The Company has engaged Morgan Stanley & Co. International plc to act as the sole solicitation agent for the Consent Solicitation. Questions from holders of Notes regarding the Consent Solicitation or requests for additional copies of the Consent Solicitation Statement should be directed to Syntax GIS Ltd, the Information and Tabulation Agent for the Consent Solicitation, at Tower Bridge Business Centre, 46-48 East Smithfield, London E1W 1AW, United Kingdom (telephone +44 207 096 1064) or Morgan Stanley & Co. International plc, the Solicitation Agent for the Consent Solicitation, at Level 46, International Commerce Centre, 1 Austin Road West, Hong Kong, attention: Debt Capital Markets (telephone: +852 3963 0371).

This announcement is not a solicitation of consent with respect to the Notes. The Consent Solicitation is being made solely by the Consent Solicitation Statement, which sets forth a detailed description of the terms of the Consent Solicitation.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

ABOUT THE COMPANY

The Company is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the U.S. market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

FORWARD-LOOKING INFORMATION

Forward-looking statements in this announcement, including those statements relating to the Consent Solicitation, such as the scheduled expiration date and payment of the Consent Fee, are based on current expectations. These statements are not guarantees of future events or results. Future events and results involve some risks, uncertainties and assumptions that are difficult to predict. Actual events and results could vary materially from the description contained herein due to many factors including changes in the market and price for the Notes; changes in the business and financial condition of the Company and its subsidiaries; changes in the debt markets in general; and the occurrence of events specified in the Consent Solicitation that would trigger a condition permitting termination or amendment of the Consent Solicitation.

On behalf of the Board
Xinyuan Real Estate Co., Ltd.
Zhang Yong
Chairman

February 3, 2015